SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 29, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 29, 2024 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 28, 2024.

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to authorize the appointment of the representatives of Shareholders ANSES-FGS and The Bank of New York Mellon ADRS (“BONY”) for them to approve and sign the meeting’s minutes together with the Chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the documents contemplated in Section 234, paragraph 1, of Argentine General Companies Law No. 19,550 (“AGCL”) for the fiscal year ended June 30, 2024.

THIRD ITEM: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2024 FOR $ 70,798,841,928.31 (SEVENTY BILLION SEVEN HUNDRED NINETY-EIGHT MILLION EIGHT HUNDRED FORTY-ONE THOUSAND NINE HUNDRED TWENTY-EIGHT PESOS WITH 31/100 CENTS), AS FOLLOWS:
(I) $ 3,539,942,096.42 (THREE BILLION FIVE HUNDRED THIRTY-NINE MILLION NINE HUNDRED FORTY-TWO THOUSAND NINETY-SIX PESOS WITH 42/100 CENTS) TO THE LEGAL RESERVE; (II) DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 45,000,000,000 (FORTY-FIVE BILLION PESOS) DELEGATING TO THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THE PROPORTION OF DIVIDENDS TO BE PAID IN CASH AND/OR IN KIND. (III) THE BALANCE TO THE VOLUNTARY RESERVE TO BE APPLIED TO SPECIFIC PURPOSES (FUTURE DIVIDENDS, SHARE
BUYBACK, AND/OR PROJECTS RELATED TO THE COMPANY'S BUSINESS PLAN), DELEGATING TO THE COMPANY'S BOARD OF DIRECTORS ITS APPLICATION AND DISPOSITION.
It was resolved, by majority vote, to approve the allocation of the net income for the fiscal year as follows: (i) $3,539,942,096.42 (three billion five hundred thirty-nine million nine hundred forty-two thousand ninety-six pesos with 42/100 cents) to the legal reserve, which sum, upon being adjusted, amounts to $3.969.373.092,99 (three billion nine hundred sixty-nine million three hundred seventy-three thousand ninety-two pesos with ninety nine cents); (ii) distribution of dividends payable in cash and/or in kind for up to $ 45,000,000,000 (forty-five billion pesos) delegating to the board of directors of the company to determine the proportion of dividends to be paid in cash and/or in kind and the implementation of its payment within legal deadlines; (iii) the remaining balance in the amount of $22,258,899,831.89 (twenty-two billion two hundred fifty-eight million eight hundred ninety-nine thousand eight hundred thirty-one pesos and eighty-nine cents), which sum, upon being adjusted, amounts to $30,418,088,766.80 (thirty billion four hundred eighteen million eighty-eight thousand seven hundred sixty-six pesos and eighty cents), to the integration of the voluntary reserve designated as “Special Reserve” to be allocated to specific purposes such as future dividends, share buybacks, and/or projects related to the company’s business plan, with authority delegated to the Company’s Board of Directors for its use, application, and/or disposal in future fiscal years, all of which is considered in light of the purposes of reasonableness and prudent management of business set forth in Articles 66 subsection 3 and 70 of Law 19,550.

FOURTH ITEM: CONSIDERATION OF THE REALLOCATION OF THE EXISTING VOLUNTARY RESERVES AS OF JUNE 30, 2024, AND DELEGATION OF THEIR APPLICATION AND DISPOSITION TO THE BOARD OF DIRECTORS OF THE COMPANY.
It was resolved by majority vote (i) to reallocate the existing voluntary reserves as of June 30, 2024, according to the financial statements on that date, designated as "Reserve for Future Dividends" in the amount of $27.595.258.853,11 (twenty-seven million billion five hundred ninety-five million two hundred fifty-eight thousand eight hundred fifty-three pesos and eleven cents) which sum, upon being adjusted, amounts to $30.942.844.544,42 (thirty billion nine hundred forty-two million eight hundred forty-four thousand five hundred forty-four pesos and forty-two cents) to the existent voluntary reserve designated as “Special Reserve”. This allocation, combine with the allocation with the remaining net income as per the previous item on the agenda and the balance as of June 30, 2024 amounting $131.647.813.947,23 (one hundred thirty-one billion six hundred forty-seven million eight hundred thirteen thousand nine hundred forty-seven pesos and twenty-three cents), which sum, upon being adjusted, amounts to $147.618.033.346,42 (one hundred forty-seven billion six hundred eighteen million thirty-three thousand three hundred forty-six pesos and forty-two cents), shall collectively total a restated amount of $208.978.966.657,64 (two hundred eight billion nine hundred seventy-eight million nine hundred sixty-six thousand six hundred fifty-seven pesos and sixty-four cents); and (ii) propose that the specific purpose of this Special Reserve may be for future distribution of dividends, share buybacks, and/or new projects related to the company’s business plan, delegating to the board of directors the authority over its use, disposal, and/or application in future fiscal years, in line with the prudent and reasonable management of the company as has been conducted in recent years, all in accordance with the provisions of articles 66 subsection 3 and 70 of Law 19,550.

FIFTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the board of Directors’ performance for the fiscal year ended June 30, 2024, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the audit and executive committees formed within the board, during the fiscal year ended June 30, 2024.

SIXTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the supervisory committee’s performance for the fiscal year ended June 30, 2024.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $ 373,231,135.93 (THREE HUNDRED SEVENTY-THREE MILLION TWO HUNDRED THIRTY-ONE THOUSAND ONE HUNDRED THIRTY-FIVE PESOS WITH 93/100 CENTS).
It was resolved, by majority vote, to approve: (i) the compensation payable to the company’s board of directors, in the aggregate amount of $ 373,231,135.93 (three hundred seventy-three million two hundred thirty-one thousand one hundred thirty-five pesos with 93/100 cents) for the fiscal year ended June 30, 2024, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the corporate governance code;and (ii) the delegation of authority to the board of directors for it to (i) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; and (ii) to make advance payments of monthly fees subject to consideration by the ensuing ordinary shareholders’ meeting.

EIGHTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 16,876,719 (SIXTEEN MILLION EIGHT HUNDRED SEVENTY-SIX THOUSAND SEVEN HUNDRED NINETEEN PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve payment to the supervisory committee for duties discharged in the fiscal year ended June 30, 2024, of the aggregate amount of $ 16,876,719 (sixteen million eight hundred seventy-six thousand seven hundred nineteen pesos), and to delegate authority to the supervisory committee to make the individual allocation of the stated amount.

NINETH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
It was resolved, by majority vote, to approve that: (i) the number of regular directors should remain unchanged at 12 (twelve) and that the number of alternate directors should be fixed at 5 (five); (ii) the appointment of Messrs. Jorge Oscar Fernández; Liliana Irene Glikin; Nicolás Bendersky and Enrique Alberto Antonini as regular directors should be renewed for a term of three fiscal years, that is, until June 30, 2027 and (iii) the appointment of Messrs. Gabriel Adolfo Gregorio Reznik and Pedro Dámaso Labaqui Palacios as alternate directors should be renewed for a term of three fiscal years, that is, until June 30, 2027.  It was put on record that elected regular directors, Messrs. Jorge Oscar Fernández, Nicolás Bendersky, Gabriel Adolfo Gregorio Reznik and Pedro Dámaso Labaqui Palacios are non-independent directors pursuant to the provisions of section 11, article III, chapter II of the CNV rules (2013 revision) and Messrs. Enrique Alberto Antonini and Liliana Irene Glikin are independent directors pursuant to the provisions of section 11, article iii, chapter ii of the CNV rules (2013 revision).

TENTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as regular members of the supervisory committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Andrea Sotelo as alternate members of the supervisory committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the supervisory committee to discharge duties in such capacity in other companies pursuant to the provisions of sections 273 and 298 of the AGCL.

ELEVENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING JUNE 30, 2025.
It was resolved, by majority vote, to approve the appointment as certifying accountants for the fiscal year 2024/2025 of the firm PricewaterhouseCoopers. Member of PricewaterhouseCoopers, acting through Mr. Carlos Brondo as regular independent auditor and Mr. Andrés Suarez as alternate independent auditor.

TWELFTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the compensation payable to the certifying accountants for duties discharged in the fiscal year ended June 30, 2024, in the amount of $314.787.577 (three hundred fourteen million seven hundred eighty-seven thousand five hundred seventy-seven pesos)

THIRTEENTH ITEM: RATIFICATION OF THE CASH DIVIDEND DISTRIBUTION MADE ON MAY 2, 2024, THROUGH THE REVERSAL OF RESERVES.
It was resolved by majority vote to ratify in all respects the cash dividend distribution in the amount of $30,000,000,000 (thirty billion pesos), resolved by the board of directors on May 2, 2024, carried out within the framework of the delegations made by the ordinary and extraordinary general meeting held on October 5, 2023, through the partial release of the voluntary reserve designated as “Reserve for Future Dividends”, based on the financial statements as of June 30, 2023, restated in accordance with the latest consumer price index published by INDEC as of March 31, 2024.

FOURTEENTH ITEM: CONSIDERATION OF THE REQUEST FOR ISSUANCE AND COMPLEMENTARY PUBLIC OFFERING OF COMMON SHARES DUE TO THE ADJUSTMENT IN THE NUMBER OF SHARES TO WHICH THE OPTIONS ISSUED UNDER THE CAPITAL INCREASE AUTHORIZED BY RESOLUTION NO. RESFC-2021-20969-2021 APN-DIR#CNV DATED FEBRUARY 8, 2021, OF THE ARGENTINE SECURITIES COMMISSION ARE ENTITLED TO. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.

It was resolved by majority vote to:
(i) request the issuance and public offering of additional common shares, supplementary to those authorized by resolution no. RESFC-2021-20969-2021 APN-DIR#CNV dated February 8, 2021, of the Argentine Securities Commission (“CNV”), within the framework of the capital increase through subscription of shares approved by the shareholders’ meeting dated October 30, 2019, and by the board of directors dated January 20, 2021, for a total of 90,000,000 shares with a nominal value of $1 and one vote per share, along with 90,000,000 options with rights to receive common shares, reaching a total of up to 180,000,000 shares to be issued in aggregate.
(ii) delegate to the company’s board of directors the authority to set all terms and conditions for the issuance and public offering of additional shares as required to fulfill the delivery of shares in the framework of the exercise of option holders’ rights, with the power to subdelegate to one or more directors, officers of the company, or other persons authorized by the board, in accordance with applicable regulations, including, without limitation, the following powers, as applicable: (i) determining the total number of shares necessary to fulfill the conversion of options into shares according to the conversion mechanisms set forth in the prospectus published on February 12, 2021; (ii) requesting authorization for the public offering and listing of shares derived from the exercise of options issued with the CNV and listing and/or trading on authorized stock exchanges and/or securities markets within the country and/or abroad, with the authority to request all public offering authorizations of other types from the CNV, the United States Securities and Exchange Commission (“SEC”), and/or other similar bodies within or outside the country; (iii) extending and/or adjusting and/or amending the existing american depositary receipts program as of the date between the company and the Bank of New York Mellon as depositary, representing american depositary shares, and delegating to the board of directors the determination of the terms, conditions, and scope of such program and/or entering into a new depositary program with a new depositary and delegating to the board of directors to agree upon the terms, conditions, and scope of said program; (iv) preparing and signing preliminary and final versions of the instruments required to be submitted to the CNV, the SEC, and/or other similar bodies and/or authorized securities markets, in all cases within or outside the country; and (v) signing all necessary documents to implement the issuance of the additional shares, along with performing all related acts necessary to comply with the provisions set forth in the issuance prospectus published on February 24, 2021, in relation to the capital increase through subscription, with the broadest powers.

FITHTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib, Gaston Di Iorio and Gonzalo Sifon and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions to be adopted at the shareholders’ meetings by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 29, 2024